EXHIBIT 99.1

Estre Announces Receipt of a Nasdaq Notice of Deficiency in Compliance With Certain Listing Rules

SÃO PAULO, August 8, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company”), the publicly traded parent company of Estre Ambiental S.A. (together with the Company and its subsidiaries, “Estre”), announces that it has received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated August 5, 2019 indicating that the Company no longer meets the continued listing requirement of maintaining a minimum Market Value of Publicly Held Shares (“MVPHS”) for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(2)(C) or 5450(b)(3)(C), because the market value of the Company’s publicly held ordinary shares for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15,000,000. In addition, the Company has also received a notification letter from the Listing Qualifications Department of Nasdaq dated August 7, 2019 indicating that the Company no longer meets the continued listing requirement of maintaining a minimum bid price of US$1.00 per share for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s listed ordinary shares for the last 30 consecutive business days was below the minimum bid price requirement of US$1.00 per share.

Under Nasdaq rules, “Publicly Held Shares” is calculated as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding of the Company.

Pursuant to Rule 5810(c)(3)(D) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until February 3, 2020 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum MVPHS requirement and pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has the Compliance Period to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the Company’s MVPHS closes at US$15,000,000 or more for a minimum of ten consecutive business days or the bid price for the Company’s ordinary shares is at least US$1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the relevant matter will be closed.

In addition, if the Company does not regain compliance with the minimum bid price requirement by the expiry of the Compliance Period, Nasdaq may, at its discretion, grant an additional 180 days in order for the Company to regain compliance with the minimum bid price requirement if the Company (i) meets the continued listing requirement for MVPHS and all other initial listing standards for the Nasdaq Capital Market with the exception of the bid price requirement and (ii) provides written notice of its intention to cure the deficiency during the second 180-day compliance period by effecting a reverse share split if necessary.

In the event the Company does not regain compliance with Rule 5450(b)(2)(C) or 5450(b)(3)(C) and Rule 5450(a)(1) prior to the expiry of the Compliance Period or does not qualify for the second compliance period in respect of Rule 5450(a)(1), the Company will receive written notification that its securities are subject to delisting from the Nasdaq Global Market. At that time, the Company may appeal the delisting determination to a Hearing’s Panel of Nasdaq.

The Company has been listed on the Nasdaq Global Market since December 21, 2017. During the Compliance Period, the Company’s ordinary shares will continue to be listed and trade on the Nasdaq Global Market. During the Compliance Period, the Company intends to continue to monitor the bid price for its ordinary shares and the MVPHS and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares. No assurance can be provided that the Company’s ordinary shares will trade at levels necessary to regain and maintain compliance with the above-referenced MVPHS and minimum bid price rules before the expiry of the Compliance Period. During the course of the Compliance Period, the Company will also evaluate a possible transfer of its public listing of ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market where listed companies must meet certain financial requirements (including a US$1,000,000 minimum MVPHS requirement and a US$1.00 minimum bid price requirement) and comply with Nasdaq’s corporate governance requirements.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, financial position, results of operations, cash flow and prospects. Statements regarding the implementation of future actions, including with respect to its financial results, plans, strategies and management, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws, regulations and contractual obligations, including obligations as a result of the Company’s listing on the Nasdaq; the ability of the Company to restructure its existing indebtedness; the outcome of judicial and administrative proceedings to which Estre is or may become a party, such as class actions or tax assessments brought by governmental and regulatory agencies, or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the company’s management and directors; the company’s indebtedness and liquidity position; the ability of the Company to execute its business plan and strategies, including responding to changing market conditions and making adjustments to operate at a smaller scale; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes and the costs associated with termination or non-renewal of contracts; general economic and market conditions, industry conditions; and other operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations

ir@estre.com.br

+55 11 2124 3100

Media Relations

press@estre.com.br

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